UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NRC Group Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

629375 106

(CUSIP number)

Jennifer M. Pulick

General Counsel

Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(212) 380-5800

(Name, address and telephone number of person authorized to receive notices and communications)

October 17, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS SBTS, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,703,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,703,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,703,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)

Includes 4,240,000 shares of common stock of NRC Group Holdings Corp. (the “Issuer”) issuable upon the conversion of 530,000 shares of the Issuer’s 7% Series A Convertible Cumulative Preferred Stock (“Series A Preferred Stock”).

(2)

Based on 36,902,544 shares of common stock of the Issuer outstanding as of October 19, 2018, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission (“SEC”) on October 23, 2018.

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,703,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,703,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,703,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (1)(2)
14.	TYPE OF REPORTING PERSON* PN

(1)	Includes 4,240,000 shares of common stock of the Issuer issuable upon the conversion of 530,000 shares of the Issuer’s Series A Preferred Stock.
(2)	Based on 36,902,544 shares of common stock of the Issuer outstanding as of October 19, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 23, 2018.

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Cyrus Capital Partners GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,703,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,703,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,703,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (1)(2)
14.	TYPE OF REPORTING PERSON* OO

(1)	Includes 4,240,000 shares of common stock of the Issuer issuable upon the conversion of 530,000 shares of the Issuer’s Series A Preferred Stock.
(2)	Based on 36,902,433 shares of common stock of the Issuer outstanding as of October 19, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 23, 2018.

CUSIP No. 629375 106

1.	NAMES OF REPORTING PERSONS Stephen C. Freidheim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 5,703,415 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 5,703,415 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,703,415 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (1)(2)
14.	TYPE OF REPORTING PERSON* IN

(1)	Includes 4,240,000 shares of common stock of the Issuer issuable upon the conversion of 530,000 shares of the Issuer’s Series A Preferred Stock.
(2)	Based on 36,902,544 shares of common stock of the Issuer outstanding as of October 19, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 23, 2018.

ITEM 1. Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share of NRC Group Holdings Corp. (“Common Stock”). The address of the principal executive offices of NRC Group Holdings Corp. is 3500 Sunrise Highway, Suite 200, Building 200, Great River, New York 11739. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. Identity and Background.

a) The Reporting Persons are:

1. SBTS, LLC

2. Cyrus Capital Partners, L.P.

3. Cyrus Capital Partners GP, L.L.C.

4. Stephen C. Freidheim

(b) The business address of each of the Reporting Persons is:

c/o Cyrus Capital Partners, L.P.

65 East 55th Street, 35th Floor

New York, New York 10022

(c) Each of the Reporting Persons is engaged in the business of investment. Cyrus Capital Partners, L.P. (“Cyrus Capital Partners”) is the Manager of SBTS, LLC (“SBTS”). Cyrus Capital Partners GP, L.L.C. (“Cyrus Capital GP”) is the general partner of Cyrus Capital Partners. Stephen C. Freidheim is the Chief Investment Officer of Cyrus Capital Partners and is the sole member and manager of Cyrus Capital GP. Mr. Freidheim may be deemed to indirectly beneficially own the securities held by SBTS because Mr. Freidheim may be deemed to have voting and investment power over such securities by virtue of his relationship with Cyrus Capital Partners and Cyrus Capital GP.

(d) The Reporting persons have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor are the Reporting Persons subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the Reporting Persons is as follows:

1. SBTS – Delaware

2. Cyrus Capital Partners – Delaware

3. Cyrus Capital GP – Delaware

4. Stephen C. Freidheim – United States of America

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

ITEM 4. Purpose of Transaction.

Subscription Agreement

On August 24, 2018, Cyrus Capital Partners entered into a Subscription Agreement (the “Subscription Agreement”) with Hennessy Capital Acquisition Corp. III (“Hennessy Capital”), pursuant to which Cyrus Capital Partners agreed to subscribe for and purchase on behalf of SBTS: (i) 530,000 shares of the 7% Series A Convertible Cumulative Preferred Stock (“Series A Preferred Stock”) of Hennessy Capital at a purchase price of $100.00 per share, and (ii) 1,463,415 shares of common stock of Hennessy Capital at a purchase price of $10.25 per share of common stock. The acquisitions pursuant to the Subscription Agreement were conditioned on the substantially concurrent closing of the transactions contemplated by the Purchase Agreement (the “Purchase Agreement”), dated as of June 25, 2018, by and between Hennessy Capital and JFL-NRC-SES Partners, LLC (“NRC Seller”) pursuant to which NRC Seller agreed to sell to Hennessey Capital all of the issued and outstanding membership interests in NRC Group Holdings, LLC (the “Business Combination”). On October 17, 2018, all material contingencies to the closing of the transactions pursuant to the Purchase Agreement were satisfied and the acquisitions pursuant to the Subscription Agreement closed shortly before the transactions pursuant to the Purchase Agreement closed. In connection with the closing of the Business Combination, Hennessey Capital changed its name to NRC Group Holdings Corp. (the “Issuer”). Pursuant to the Subscription Agreement, the Issuer paid Cyrus Capital Partners a fee equal to approximately 5% of the aggregate common stock commitment amount at the closing of the transactions pursuant to the Subscription Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Under the Certificate of Designations for the Series A Preferred Stock, each share of Series A Preferred Stock is convertible into shares of Common Stock, at the holder’s option at any time, initially at a conversion rate equal to the quotient of (i) a Liquidation Preference of $100, divided by (ii) the Base Conversion Price of $12.50 (subject to adjustment as provided in the Certificate of Designations of the Series A Preferred Stock). The Certificate of Designations of the Series A Preferred Stock contains provisions that give the Issuer the right to cause the mandatory conversion of all outstanding shares of Series A Preferred Stock at certain times and under certain conditions in the future.

Holders of Series A Preferred Stock will be entitled to receive dividends, paid quarterly in arrears, in cash or, at the election of the Issuer (and subject to the receipt of any necessary stockholder approval), Common Stock or a combination of cash and Common Stock, provided that any shares of Common Stock issued as dividends must be the subject of an effective registration statement under the Securities Act of 1933 (the “Securities Act”). Dividends paid in cash shall be paid at a rate equal to 7.00% per share of Series A Preferred Stock on the liquidation preference of $100.00. Dividends paid in shares of Common Stock, in full or in part, shall be paid at a rate calculated as follows: (i) the cash amount of such dividend payment that would apply if no payment were to be made in Common Stock, or such portion, divided by (ii) the product of (x) the weighted average price of Common Stock for each of the 10 consecutive trading days ending on the second trading day immediately preceding the date of such dividend payment (subject to certain adjustments) multiplied by (y) 0.95; provided, that at least two trading days prior to the beginning of the averaging period described in (ii)(x) above, the Issuer shall provide written notice of such election to the holder.

The Series A Preferred Stock contain limitations that prevent the holders thereof from acquiring shares of Common Stock upon conversion unless such 9.99% beneficial ownership limitation applicable to conversions is waived at the request of a holder or through dividends that would result in the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of Common Stock then outstanding (provided that if a holder’s right to participate in any dividend would result in such holder exceeding 9.99% of the total number of shares of Common Stock then outstanding, the Issuer shall, at its option, waive such 9.99% limitation or pay such dividend in cash).

Amended and Restated Registration Rights Agreement

On October 17, 2018, the Issuer, SBTS and the other signatories thereto entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to file, as soon as reasonably practicable within 60 days after the closing of the Business Combination, a resale shelf registration statement on Form S-3 (the “Shelf Registration Statement”), for

the benefit of SBTS and certain other holders of Issuer securities, to register, among other securities, the shares of Series A Preferred Stock (including any shares of Common Stock issued or issuable upon conversion of such Series A Preferred Stock or issued or issuable as dividends on the Series A Preferred Stock) and Common Stock acquired by SBTS pursuant to the Subscription Agreement (collectively, the “Registrable Securities”). The Issuer is obligated to use reasonable best efforts to cause the Shelf Registration Statement to be declared effective by the SEC within 180 days following the closing of the Business Combination (or 90 days following the closing of the Business Combination if the SEC does not comment on the Shelf Registration Statement), and to use best efforts to maintain the Shelf Registration Statement continuously effective under the Securities Act, subject to certain permitted blackout periods, during the period (the “Shelf Registration Statement Effective Period”) from the date the Shelf Registration Statement is declared effective by the SEC until the earliest to occur of (a) 36 months after the effective date of the Shelf Registration Statement, (b) the date on which all the Registrable Securities have been sold or distributed pursuant to such Shelf Registration Statement or (c) the date on which the Registrable Securities covered by the Shelf Registration Statement first become eligible for sale pursuant to Rule 144 under the Securities Act without volume limitation or other restrictions on transfer thereunder.

Pursuant to the Registration Rights Agreement, subject to certain customary limitations set forth in the Registration Rights Agreement, if (a) the Shelf Registration Statement is not declared effective by the SEC on or prior to the date that is 180 days after the closing of the Business Combination or (b) at any time during the Shelf Registration Statement Effective Period, the Shelf Registration Statement is not available to SBTS (subject to certain specified exceptions), SBTS will have the right, subject to certain conditions, to require the Issuer by written demand to prepare and file a registration statement registering the offer and sale of a certain number of Registrable Securities (which offering may, in certain cases, be in the form of an underwritten offering). In addition, the Issuer is also not obligated to effect any demand registration in the form of an underwritten offering unless the minimum aggregate offering price is at least $5.0 million (if on Form S-3) or at least $25.0 million (if the Issuer is not eligible to use Form S-3 or any successor form or similar short-form registration).

Further, at any time on or after the closing of the Business Combination, if (a)(i) the Shelf Registration Statement is not declared effective by the SEC on or prior to the date that is 180 days after the closing of the Business Combination or (ii) at any time during the Shelf Registration Statement Effective Period, the Shelf Registration Statement is not available to SBTS, and (b) the Issuer proposes to file a registration statement under the Securities Act with respect to an offering of equity securities for its own account or for the account of stockholders of the Issuer (other than those an offering pursuant to a registration statement on a form that does not permit registration for resale by SBTS), then SBTS will have customary piggyback registration rights that allow it to include its Registrable Securities in any such registration statement. In addition, if the Issuer proposes to effect an underwritten offering for its own account or for the account of stockholders of the Issuer, then SBTS will have customary piggyback rights that allow it to include its Registrable Securities in such underwritten offering, subject to certain proportional cutbacks.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference as Exhibit 99.2, and is incorporated herein by reference.

Effective upon the closing of the Business Combination, John R. Rapaport, a partner in Cyrus Capital Partners, was elected as a Class III director of the Issuer to serve a term that expires at the Issuer’s 2021 annual meeting of stockholders.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 36,902,544 shares of Common Stock outstanding as of October 19, 2018, as reported in the Issuer’s Form 8-K filed with the SEC on October 23, 2018.

(c) The disclosure in Item 4 is incorporated by reference herein. Except as set forth herein, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

The Subscription Agreement is incorporated by reference as Exhibit 99.1 and is incorporated by reference herein.

The Registration Rights Agreement is incorporated by reference as Exhibit 99.2 and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Subscription Agreement, dated August 24, 2018, by and between Hennessy Capital Acquisition Corp. III and Cyrus Capital Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on August 30, 2018).

99.2	Amended and Restated Registration Rights Agreement, dated as of October 17, 2018, by and among Hennessy Capital Acquisition Corp III, Hennessy Capital Partners III LLC, SBTS, LLC and the other signatories thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 23, 2018).

99.3	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2018

SBTS, LLC

By:	Cyrus Capital Partners, L.P.
its Manager
By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS, L.P.

By:	Cyrus Capital Partners GP, L.L.C.,
its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Sole Member/Manager

/s/ Stephen C. Freidheim
STEPHEN C. FREIDHEIM